Amira Nature Foods Ltd Announces Third Quarter Fiscal 2014 Financial Results

Third Quarter Revenue Increased 25.1% to $142.5 Million

Third Quarter EBITDA Increased 29.3% to $17.7 Million

Company Raises Fiscal 2014 Outlook

DUBAI – February 25, 2014 – Amira Nature Foods Ltd (the "Company;" NYSE: ANFI), a leading global provider of packaged Indian specialty rice, today reported financial results for the third quarter and nine months ended December 31, 2013.

Third Quarter Financial Highlights:

•	Revenue increased 25.1% to $142.5 million, compared to $113.9 million
•	EBITDA increased 29.3% to $17.7 million, compared to $13.7 million
•	Profit after tax increased 85.5% to $7.7 million, compared to $4.2 million
•	Basic and diluted earnings per share(1) was $0.20 compared to $0.11
•	For better quarter over quarter comparability, after using 35.7 million fully diluted shares, adjusted earnings per share was $0.22 compared to $0.17.

(All comparisons above are to the third quarter of fiscal 2013)

Karan A. Chanana, Amira’s Chairman and Chief Executive Officer, stated, “Our strong financial performance in the third quarter highlights the increasing demand for our premium products, the positive response to our expanding product line, and our growing geographic footprint. Our successful execution on all aspects of our business model enables us to increase our revenue by 25.1% and EBITDA by 29.3% in the third quarter.”

Mr. Chanana continued, “Based on our year-to-date performance and outlook for the final quarter, we remain confident in our ability to deliver a record year in fiscal 2014 and are raising our annual revenue and EBITDA guidance. Our business will benefit from recently announced key contracts, including the launch of Amira branded products in Reliance Retail Limited stores across India and our acquisition of a German branded business of basmati rice. We look forward to finishing the year on a strong note and well positioned for fiscal 2015.”

Third Quarter Fiscal 2014 Results

Revenue for the third quarter of fiscal 2014 increased 25.1% to $142.5 million, compared to $113.9 million for the same period in fiscal 2013. The revenue increase was primarily due to increased sales volume and price of Basmati rice both in India and internationally. Revenue in the third quarter of fiscal 2014 for Amira and third party branded products was 95.8% of total revenue, compared to 99.0% for the same period in fiscal 2013. Institutional sales in the third quarter of fiscal 2014 contributed 4.2% of total revenue, compared to 1.0% of total revenue, for the same period in fiscal 2013.

Cost of materials including change in inventory of finished goods increased $23.7 million, or 28.3%, to $107.4 million in the third quarter of fiscal 2014 from $83.7 million in the third quarter of fiscal 2013. This increase primarily reflects the growth in revenue. As a percentage of revenue, cost of material increased to 75.4% in the third quarter of fiscal 2014, compared to 73.5% in the third quarter of fiscal 2013 due to increase in raw material prices.

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EBITDA increased 29.3% to $17.7 million in the third quarter of fiscal 2014, compared to $13.7 million in the same period last year. A reconciliation of EBITDA to the IFRS measure of profit after tax is provided in the “Non-IFRS Financial Measures” section of this release.

Profit after tax for the third quarter of fiscal 2014 increased 85.5% to $7.7 million, compared to $4.2 million in the quarter of fiscal 2013. Basic and diluted earnings per share(1) was $0.20 compared to $0.11 for the third quarter of fiscal 2013.

For better quarter over quarter comparability, after using 35.7 million fully diluted shares, adjusted earnings per share was $0.22 compared to $0.17 in the third quarter of fiscal 2013. Reconciliations of adjusted earnings per share, to basic and diluted earnings per share are provided in the “Non-IFRS Financial Measures” section of this release.

First Nine Months Fiscal 2014 Results

For the first nine months of fiscal 2014, net revenue increased 31.9% to $360.8 million, compared to $273.4 million for the same period of fiscal 2013. EBITDA increased 35.8% to $46.2 million, compared to $34.0 million for the same period in fiscal 2013. Profit after tax increased 98.8% to $21.4 million, compared to $10.7 million in the same period in fiscal 2013. Basic and diluted earnings per share(1) was $0.58 compared to $0.37 for the first nine months of fiscal 2013.

For better quarter over quarter comparability, after using 35.7 million fully diluted shares, adjusted earnings per share was $0.60 for the first nine months of fiscal 2014 compared to $0.35 for the same period in fiscal 2013. Reconciliations of adjusted earnings per share, to basic and diluted earnings per share are provided in the “Non-IFRS Financial Measures” section of this release.

Balance Sheet and Cash Flow Highlights

At December 31, 2013, the Company’s cash and cash equivalents were $34.8 million and adjusted net working capital was $262.9 million. Net debt (after deducting cash and cash equivalents) as of December 31, 2013 was $125.5 million. The Company’s harvest season began in the third quarter in October and ended in January. During this period, the Company prudently increased inventory in order to meet expected demand, as of December 31, 2013, inventory increased $72.5 million to $253.9 million from $181.5 million as of March 31, 2013. As of December 31, 2013, trade receivables were $74.7 million, an increase of $7.9 million from $66.8 million as of March 31, 2013. Reconciliations of adjusted net working capital and net debt to the IFRS measures of working capital and total current and non-current debt, respectively, are provided in the “Non-IFRS Financial Measures” section of this release.

Fiscal 2014 Outlook

The Company raises its previously issued guidance and expects full year fiscal 2014 revenue in the range of $507 million to $517 million and EBITDA in the range of $66 million to $68 million. This is in line with long-term guidance previously provided to the investment community in connection with Amira’s initial public offering. The Company’s guidance is based on foreign exchange rates as of December 31, 2013.

Conference Call

The Company will hold an investor conference call today at 8:30 a.m. Eastern time. The dial-in number for this conference call is (877) 407-3982 for North American listeners and (201) 493-6780 for international listeners. Live audio of the conference call will be simultaneously webcast in the investor relations section of the Company's website at http://www.amirafoods.com.

An audio replay will be available following the completion of the conference call by dialing (877) 870-5176 for North American listeners or (858) 384-5517 for international listeners (conference ID 13576708). The webcast of the teleconference will be archived and available on the Company’s website.

(1)          Basic earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining approximately 19.6% of Amira India that is not indirectly owned by us, by the number of our weighted average outstanding ordinary shares during the applicable period. And diluted earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining approximately 19.6% of Amira India that is not indirectly owned by us, by the number of our weighted average outstanding ordinary shares adjusted by dilutive impact of equivalent stock options granted. The dilutive impact of total share options (721,535) granted to an employee in the fiscal year 2012 and 2013 is insignificant and hence there is no change in Basic and diluted earnings per share.

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About Amira Nature Foods

Founded in 1915, Amira has evolved into a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, the United Kingdom, and the United States.

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Contact

Katie Turner, ICR 646.277.1200

Cautionary Note on Forward-Looking Statements

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plans to make significant capital expenditures, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to penetrate and increase the acceptance of our products in new geographic markets; our ability to perform our agreements with customers and further develop our relationships with key retail partners; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward-looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Financial Position

	As at December 31, 2013 (Unaudited)	As at March 31, 2013
ASSETS
Non-current
Intangible assets	$766,151	$607,871
Property, plant and equipment	20,638,959	23,467,379
Other long-term assets	462,255	430,739
Total non-current assets	$21,867,365	$24,505,989

Current
Inventories	$253,930,133	$181,459,799
Trade receivables	74,708,389	66,792,434
Derivative financial instruments	458,597	1,260,512
Prepayments	3,481,626	8,386,856
Other current assets	11,754,138	10,856,050
Cash and cash equivalents	34,812,240	33,270,338
Total current assets	$379,145,123	$302,025,989
Total assets	$401,012,488	$326,531,978

EQUITY AND LIABILITIES
Equity
Share capital	$9,115	$9,111
Share premium	82,639,766	82,639,766
Share based compensation reserve	3,028,347	227,674
Reserve for available for sale financial assets	(29,271)	(21,561)
Currency translation reserve	(17,963,738)	(5,582,983)
Cash flow hedging reserve	(2,292,102)	258,647
Actuarial gain reserve	26,340	26,340
Restructuring reserve	9,398,927	9,398,927
Retained earnings	60,933,866	44,348,684
Equity attributable to Shareholders of the Company	$135,751,250	$131,304,605
Equity attributable to Non-Controlling Interest	13,446,685	12,328,130
Total Equity	149,197,935	143,632,735

Liabilities
Non-current liabilities
Employee benefit obligations	$256,194	$185,437
Debt	2,948,529	4,831,416
Deferred tax liabilities	9,843,916	8,527,874
Total non-current liabilities	$13,048,639	$13,544,727

Current liabilities
Trade payables	$68,338,164	$4,516,657
Debt	157,314,516	156,785,820
Current tax liabilities (net)	2,529,336	2,658,236
Derivative financial instruments	2,690,887	-
Other current liabilities	7,893,011	5,393,803
Total current liabilities	$238,765,914	$169,354,516
Total liabilities	$251,814,553	$182,899,243
Total equity and liabilities	$401,012,488	$326,531,978

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Income

	Nine months ended		Three months ended
	December 31, 2013 (Unaudited)	December 31, 2012 (Unaudited)	December 31, 2013 (Unaudited)	December 31, 2012 (Unaudited)
Revenue	$360,774,711	$273,436,195	$142,478,370	$113,900,598
Other income	108,120	96,974	13,057	4,872
Cost of material	(291,031,271)	(239,876,630)	(109,089,976)	(111,730,620)
Change in inventory of finished goods	14,195,269	29,147,049	1,710,878	28,067,020
Employee expenses	(9,103,034)	(3,516,944)	(4,850,720)	(1,677,493)
Depreciation and amortization	(1,472,270)	(1,433,845)	(521,070)	(496,523)
Freight, forwarding and handling expenses	(15,907,424)	(15,620,592)	(6,045,737)	(9,936,443)
Other expenses	(12,101,245)	(9,051,423)	(5,644,163)	(4,011,836)
	$45,462,856	$33,180,784	$18,050,639	$14,119,575
Finance costs	(18,864,147)	(15,663,388)	(8,284,701)	(5,004,409)
IPO expenses	-	(1,750,082)	-	(1,750,082)
Finance income	2,248,529	487,594	685,383	308,443
Other financial items	(711,563)	(587,972)	(902,391)	(949,926)
Profit before tax	$28,135,675	$15,666,936	$9,548,930	$6,723,601
Income tax expense	(6,780,309)	(4,924,886)	(1,819,944)	(2,557,897)

Profit after tax	$21,355,366	$10,742,050	$7,728,986	$4,165,704
Profit after tax attributable to:
Shareholders of the company	16,585,182	8,256,686	5,680,798	2,969,304
Non-controlling interest	4,770,184	2,485,364	2,048,188	1,196,400

Earnings per share
Basic earnings per share	$0.58	$0.37	$0.20	$0.11
Diluted earnings per share	$0.58	$0.37	$0.20	$0.11

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Comprehensive Income

	Nine months ended		Three months ended
	December 31, 2013 (Unaudited)	December 31, 2012 (Unaudited)	December 31, 2013 (Unaudited)	December 31, 2012 (Unaudited)
Profit after tax	$21,355,366	$10,742,050	$7,728,986	$4,165,704
Other comprehensive income
Items to be reclassified to income statement in subsequent period
Available for sale financial assets
-Current period gain/(loss)	(14,536)	(3,769)	9,258	8,017
-Income tax	4,941	1,223	(3,147)	(2,601)
Cash flow hedging reserve
-Current period gain/ (loss)	(8,090,011)	(636,729)	2,976,006	1,813,965
-Reclassification to income statement	3,281,293	(1,362,258)	1,072,748	(3,094,267)
-Income tax	1,634,483	648,571	(1,376,172)	415,394
Exchange differences on translation of foreign operations	$(15,407,013)	$(5,305,598)	$2,167,917	$(4,563,670)
Other comprehensive income/(loss) for the period, net of tax	$(18,590,843)	$(6,658,560)	$4,846,610	$(5,423,162)
Total comprehensive income/(loss) for the period	$2,764,523	$4,083,490	$12,575,596	$(1,257,458)

Total comprehensive income/(loss) for the period attributable to:
Shareholders of the Company	1,636,105	2,903,204	9,575,433	(1,390,918)
Non-controlling interest	1,128,418	1,180,286	3,000,163	133,460

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Changes in Equity
(Unaudited)

	Share capital	Share premium	Share based compensation reserve	Reserve for available for sale financial assets	Currency translation Reserve	Cash flow hedging Reserve	Actuarial gain/(loss) Reserve	Restructuring Reserve	Retained Earnings	Equity attributable to Shareholders of the Company	Equity attributable to Non - controlling interest	Total Equity

Balance as at April 1, 2012	$100	$—	$—	$(25,496)	$(1,945,447)	$—	$9,954	$9,398,927	$29,292,375	$36,730,413	$8,954,156	$45,684,569

Issue of Shares (Net of Issuance Cost)	9,000	82,639,766	—	—	—	—	—	—	—	82,648,766	—	82,648,766

Share based payment	11	—	113,503	—	—	—	—	—	—	113,514	—	113,514

Transactions with owners	9,011	82,639,766	113,503	—	—	—	—	—	—	82,762,280	—	82,762,280

Profit after tax	—	—	—	—	—	—	—	—	8,256,686	$8,256,686	2,485,364	$10,742,050

Other comprehensive income /(loss) for the period	—	—	—	(2,047)	(4,265,701)	(1,085,734)	—	—	—	$(5,353,482)	(1,305,078)	$(6,658,560)

Total comprehensive income/(loss) for the period	$—	$—	$—	$(2,047)	$(4,265,701)	$(1,085,734)	$—	$—	$8,256,686	$2,903,204	$1,180,286	$4,083,490

Balance as at December 31, 2012	$9,111	$82,639,766	$113,503	$(27,543)	$(6,211,148)	$(1,085,734)	$9,954	$9,398,927	$37,549,061	$122,395,897	$10,134,442	$132,530,339

Balance as at April 1, 2013	$9,111	$82,639,766	$227,674	$(21,561)	$(5,582,983)	$258,647	$26,340	$9,398,927	$44,348,684	$131,304,605	$12,328,130	$143,632,735

Share based compensation	4	—	2,800,673	—	—	—	—	—	—	$2,800,677	—	$2,800,677

Transaction with owners	$4	$—	$2,800,673	$—	$—	$—	$—	$—	$—	$2,800,677	$—	$2,800,677

Profit after tax	—	—	—	—	—	—	—	—	16,585,182	$16,585,182	4,770,184	$21,355,366

Other comprehensive income /(loss) for the period	—	—	—	(7,710)	(12,380,755)	(2,550,749)	—	—	—	$(14,939,214)	(3,651,629)	$(18,590,843)

Total comprehensive income/(loss) for the period	$—	$—	$—	$(7,710)	$(12,380,755)	$(2,550,749)	$—	$—	$16,585,182	$1,645,968	$1,118,555	$2,764,523

Balance as at December 31, 2013	$9,115	$82,639,766	$3,028,347	$(29,271)	$(17,963,738)	$(2,292,102)	$26,340	$9,398,927	$60,933,866	$135,751,250	$13,446,685	$149,197,935

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Cash Flows

	Nine months ended
	December 31, 2013 (Unaudited)	December 31, 2012 (Unaudited)
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax	$28,135,675	$15,666,936
Adjustments for non-cash items	2,453,905	153,022
Adjustments for non-operating expenses	14,701,719	12,178,995
Changes in operating assets and liabilities	(41,256,221)	(80,699,456)
	$4,035,078	$(52,700,503)
Income Taxes paid	(2,806,816)	(2,798,528)
Net cash generated from/(used in) operating activities	$1,228,262	$(55,499,031)

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(1,364,502)	$(879,098)
Purchase of intangible assets	(298,763)	(176,304)
Proceeds from sale of property, plant and equipment	5,332	-
Interest income	1,167,050	564,510
Net cash used in investing activities	$(490,883)	$(490,892)

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Issue of Shares	$-	$82,648,766
Net proceeds from short term debt	17,826,801	16,389,036
Proceeds from long term debt	41,445	-
Repayment of long term debt	(1,394,134)	(2,163,382)
Interest paid	(12,588,251)	(12,743,505)
Net cash generated from financing activities	$3,885,861	$84,130,915

(D) Effect of change in exchange rate on cash and cash equivalents	(3,081,338)	(3,851,416)
Net increase in cash and cash equivalents (A+B+C+D)	$1,541,902	$24,289,576
Cash and cash equivalents at the beginning of the period	33,270,338	8,368,256
Cash and cash equivalents at the end of the period	$34,812,240	$32,657,832

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Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA and adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization; (2) Adjusted earnings per share as the quotient of: (a) adjusted profit after tax, and (b) the sum of our outstanding ordinary shares and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India, or 35.7 million shares, during the applicable period; (3) Adjusted net working capital as total current assets minus: (a) cash and cash equivalents and (b) trade payables, current tax liabilities (net) and other current liabilities; and (4) net debt as total current and non-current debt minus cash and cash equivalents.

We use EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of EBITDA as a non-IFRS measure facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses). We also present this non-IFRS measure because we believe it is frequently used by securities analysts, investors and other interested parties as measure of the financial performance of companies in our industry.

We present adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

The following is a reconciliation of profit after tax to EBITDA:

	(Amounts in USD)
	Nine months ended December 31, 2013	Nine months ended December 31, 2012	Three months ended December 31, 2013	Three months ended December 31, 2012
Profit after tax	$21,355,366	$10,742,050	$7,728,986	$4,165,704
Add: IPO expenses	-	1,750,082	-	1,750,082
Add: Income tax expense	6,780,309	4,924,886	1,819,944	2,557,897
Add: Finance costs (net of finance income)	16,615,618	15,175,794	7,599,318	4,695,966
Add: Depreciation and amortization	1,472,270	1,433,845	521,070	496,523
EBITDA	$46,223,563	$34,026,657	$17,669,318	$13,666,172

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The following is a reconciliation of earnings per share as per IFRS and Adjusted earnings per share:

	(Amounts in USD)
	Nine months ended December 31, 2013	Nine months ended December 31, 2012	Three months ended December 31, 2013	Three months ended December 31, 2012
Profit after tax	$21,355,366	$10,742,050	$7,728,986	$4,165,704
Profit attributable to Shareholders of the company (A)	$16,585,182	$8,256,686	$5,680,798	$2,969,304
Weighted average number of shares (for Basic earnings per share) (B)	28,672,134	22,212,798	28,674,389	27,290,647
Weighted average number of shares (for Diluted earnings per share) (C)	28,714,896	22,212,798	28,902 ,735	27,290,647
Basic Earnings per share as per IFRS (A) ÷ (B)	$0.58	$0.37	$0.20	$0.11
Diluted Earnings per share as per IFRS (A) ÷ (C)	$0.58	$0.37	$0.20	$0.11

Profit after tax (PAT)	$21,355,366	$10,742,050	$7,728,986	$4,165,704
Add: IPO-related expenses	$-	$1,750,082	$-	$1,750,082
Adjusted profit after tax,	$21,355,366	$12,492,132	$7,728,986	$5,915,786
Number of shares outstanding including shares for non-controlling interest - fully diluted	35,680,431	35,676,434	35,680,431	35,676,434
Adjusted earnings per share	$0.60	$0.35	$0.22	$0.17

The following is a reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

	(Amounts in USD)
	As at December 31, 2013	As at March 31, 2013
Current assets:
Inventories	$253,930,133	$181,459,799
Trade receivables	74,708,389	66,792,434
Derivative financial instruments	458,597	1,260,512
Prepayments	3,481,626	8,386,856
Other current assets	11,754,138	10,856,050
Cash and cash equivalents	34,812,240	33,270,338
Total current assets	$379,145,123	$302,025,989

Current liabilities:
Trade payables	$68,338,164	$4,516,657
Debt	157,314,516	156,785,820
Current tax liabilities (net)	2,529,336	2,658,236
Derivative financial instruments (liability)	2,690,887	-
Other current liabilities	7,893,011	5,393,803
Total current liabilities	$238,765,914	$169,354,516

Working Capital as per IFRS (Total current assets minus Total current liabilities)	$140,379,209	$132,671,473
Less: Cash and cash equivalents	34,812,240	33,270,338
Add: Current debt	157,314,516	156,785,820
Adjusted net working capital	$262,881,485	$256,186,955

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The following is a reconciliation of total current and non-current debt to net debt:

	(Amounts in USD)
	As at December 31, 2013	As at March 31, 2013
Current debt	$157,314,516	$156,785,820
Non-current debt	2,948,529	4,831,416
Total current and non-current debt as per IFRS	$160,263,045	$161,617,236
Less: Cash and cash equivalents	34,812,240	33,270,338
Net debt	$125,450,805	$128,346,898

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